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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO._________)


                             Storm Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  862219-10-2
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                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/92)

                               Page 1 of 7 pages
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  CUSIP NO. 862219-10-2                 13G                PAGE 2 OF 7 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Primax Electronics, Ltd.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Taiwan

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                          SOLE VOTING POWER
                     5
     NUMBER OF            3,855,559

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,855,559

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,855,559

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      NA

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      38.34%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 7 pages
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  CUSIP NO. 862219-10-2                 13G                PAGE 3 OF 7 PAGES
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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Raymond Liang

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            26,750 shares; see Items 4 and 6

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             26,750 shares; see Items 4 and 6

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      26,750 shares; see Items 4 and 6

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      See Item 4

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0.26%; see Items 4 and 6

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 7 pages
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  CUSIP NO. 862219-10-2                 13G                PAGE 4 OF 7 PAGES
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ITEM 1.

          (a) Name of Issuer:  Storm Technology, Inc.

          (b) Address of Issuer's Principal Executive Offices:
              521 Almanor Avenue
              Sunnyvale, CA 94086

ITEM 2.

          (a) Name of Person Filing:

              Primax Electronics, Ltd.
              Raymond Liang

          (b) Address of Principal Business Officer or, if none, Residence:

              6F, N. 159 Kang Ning St.
              Shi Chi Town, Taipei Hsein
              Taiwan, R.O.C.

          (c) Citizenship:  Taiwan

          (d) Title of Class of Securities:  Common Stock, par value $0.001

          (e) CUSIP Number:  862219-10-2

ITEM 3.       STATUS OF PERSON FILING:

              Not Applicable.

ITEM 4.       OWNERSHIP (AT DECEMBER 31, 1996):

              Primax Electronics, Ltd.

          (a) Amount Beneficially Owned:

              3,855,559

          (b) Percent of Class: 38.34%, based on the total number of shares outstanding on December 31, 1996

          (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:  3,855,559

              (ii) shared power to vote or to direct the vote: 0

             (iii) sole power to dispose or to direct the disposition of:
                   3,855,559

                               Page 4 of 7 pages
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  CUSIP NO. 862219-10-2                 13G                PAGE 5 OF 7 PAGES
-----------------------                                  ---------------------


              (iv) shared power to dispose or to direct the disposition of:  0

Raymond Liang
          (a) Amount Beneficially Owned: 26,750 shares

          (b) Percent of Class:  0.26%

          (c) Number of shares as to which the reporting person has:

               (i) sole power to vote or to direct the vote:  26,750 shares

              (ii) shared power to vote or to direct the vote:  none

             (iii) sole power to dispose or to direct the disposition of:
                   26,750 shares

              (iv) shared power to dispose or to direct the disposition of:  0

          **Raymond Liang is Chairman and Chief Executive Officer of Primax, which is the beneficial owner of 3,855,559 shares. Although Mr. Liang may be deemed to be the beneficial owner of Primax shares, he disclaims all such beneficial ownership.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          The record holder of 3,855,559 shares of Common Stock covered by this
          Schedule 13G is Primax Electronics, Inc. ("Primax"). Because Mr. Liang, a director of the Issuer, is Chairman and Chief Executive Officer of Primax, Mr. Liang may be deemed the beneficial owner of the 3,855,559 shares of Common Sock held of record by Primax. However, Mr. Liang disclaims all such beneficial ownership.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF THE GROUP

          Not Applicable

                               Page 5 of 7 pages
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  CUSIP NO. 862219-10-2                 13G                PAGE 6 OF 7 PAGES
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ITEM 10.  CERTIFICATION

          Not applicable.

                               Page 6 of 7 pages
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  CUSIP NO. 862219-10-2                 13G                PAGE 7 OF 7 PAGES
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997

                                  PRIMAX ELECTRONICS, LTD.

                                         /s/RAYMOND LIANG
                                  By:    _________________________________
                                         Raymond Liang
                                         Chairman and Chief Executive Officer

                                  /S/ Raymond Liang
                                  ________________________________________
                                  Raymond Liang

                               Page 7 of 7 pages